Average Annual Sales per Store      Annual Sales of Selling Area
                   (in millions)                    (per square foot)

                 [BAR GRAPH OMMITTED]              [BAR GRAPH OMMITTED]

Dear Shareholder:

      We are pleased to report that sales in fiscal 2002 continued to improve to a record $963,611,000 from $945,301,000 in the prior year. This change was achieved even though there were only 52 weeks in fiscal 2002 compared to 53 weeks in fiscal 2001. The year to year increase was the result of improved sales in existing locations and the full year of operations of a replacement store opened in Middletown, New Jersey in November 2001 which replaced an older, smaller facility in the same shopping center. Comparable stores sales increased 1.6% in fiscal 2002. This increase in comparable store sales was partially offset by decreased sales in certain of the Company's stores affected by competitive store openings as well as a softening in the economy and the impact of deflation in certain product categories.

      Income from operations decreased 3.5% to $13,438,000 in fiscal 2002 from $13,926,000 in fiscal 2001. Net income declined 17.7% to $3,240,000 or $3.01 per diluted share in fiscal 2002 compared to $3,938,000 or $3.50 per diluted share in the prior year period. Net income was impacted primarily by increases in labor and related fringe benefits which resulted from increased sales in service intensive departments and contractual increases in fringe benefits.

      Earnings before interest, taxes, depreciation and amortization ("EBITDA") for fiscal 2002 were $28,076,000, an increase of 2.7% over the fiscal 2001 EBITDA of $27,342,000.

      The Company's working capital position improved by $6,317,000 in fiscal 2002 to a ratio of .99 to 1.00 from .90 to 1.00 in fiscal 2001. We spent $21,019,000 on numerous capital projects during fiscal 2002, including $15,809,000 for equipment and leasehold improvements for the Middletown store and for new and replacement stores under construction. The Company made principal payments under long-term debt, excluding capitalized leases, of $5,639,000 and additional long-term debt of $17,322,000 was incurred. The Company and its lenders entered into an amended Credit Agreement to provide for additional borrowing capacity under the revolving credit, term loan and capital expenditures facilities and to realign the timing of the additional borrowing and spending for capital expenditures to more closely track the projected timing of these events. Additional information regarding the amendments to the Credit Agreement is presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      Sales for the first quarter of fiscal 2003, which ended on February 1, 2003, totaled $257,091,000, compared to $252,027,000 for the prior year period. Sales included the replacement store in Woodbridge, New Jersey and the new location in Ewing, New Jersey for part of the current year period. Comparable store sales for the 20 stores open in both years decreased 1.4%. This decrease was primarily due to a softening in the economy, the effect of competitive store openings and the impact of deflation in certain product categories. Net income in the current year period was $349,000 or $.34 per diluted share compared to $1,267,000 or $1.12 per diluted share in the prior year period. EBITDA decreased to $6,786,000 for the quarter ended February 1, 2003 from $7,490,000 in the prior year period.

      During the year ended November 2, 2002, the Company repurchased a total of 102,853 shares of common stock under the stock repurchase program announced June 8, 2001. 101,553 of these shares were purchased in privately negotiated transactions and the remaining 1,300 shares were acquired in open market transactions. 6,377 of these shares were purchased from a related party for an average of $39.52 per share. $4,523,670, or an average of $43.98 per share, was expended for the purchase of the 102,853 shares. From June 2001 through April 2002, the Company repurchased 131,923 shares for $5,591,597 or an average of $42.39 per share. Additional information regarding purchases of stock from related parties is presented in the Company's proxy statement which accompanies this annual report under the caption "Certain Relationships and Related Transactions--Transactions with Management and Certain Business Relationships."

      The Middletown, New Jersey World Class store has been very well received by our customers, and has shown continued improvement in operating results since opening. On December 4, 2002 and January 8, 2003 two new World Class stores opened in Woodbridge and Ewing, New Jersey. These locations have exceeded initial projections. The store in Woodbridge is a replacement for an older, smaller store in the same shopping center. Construction has commenced on two World Class stores, one of which is a replacement location for an older, smaller store. Additionally, the expansion and remodeling of two other locations are underway. Leases have also been signed for one replacement, two new locations and the expansion of an existing store, and lease negotiations are ongoing for two new locations. All of these projects will be World Class stores.

      The Company owns a 15.6% interest in Wakefern Food Corporation, which provides purchasing, warehousing and distribution services on a cooperative basis to its shareholder members, all of which are operators of ShopRite supermarkets. Wakefern requires all of its shareholder members to enter into agreements with Wakefern providing for certain commitments by, and restrictions on, its shareholder members. Among the restrictions in the agreement is a general requirement that a shareholder member must compensate Wakefern for lost warehouse volume if the member withdraws from the cooperative. Similar withdrawal payments are due if Wakefern loses volume by reason of a member selling its stores, merging with another entity or transferring a controlling corporate interest.

      As previously reported, another member of Wakefern, Big V Supermarkets, Inc. ("Big V"), filed for reorganization under Chapter 11 and indicated its intent to depart from Wakefern. Big V, which was similar in sales volume to the Company, was unsuccessful in challenging provisions in its agreements with Wakefern which require that withdrawing members make a payment to Wakefern to make up for the resulting loss of volume to the cooperative. On July 12, 2002 Wakefern reported that it had closed on its purchase of substantially all of the assets of Big V for approximately $185 million in cash and assumed liabilities. It is not possible to predict at this time what effect the operation of the Big V stores by Wakefern will have on our Company.

      We previously reported that the directors and certain executive officers of the Company were named as defendants in a shareholder derivative action alleging, among other things, various breaches of fiduciary duties. The Company has engaged in settlement discussions with the shareholders who initiated the action and the parties have tentatively agreed on a settlement proposal, subject to approval by the court in which the action was filed, and the Company's directors and officers liability insurance carrier. The proposed terms of settlement are outlined in the description of Proposal 2 in the Company's proxy statement for the 2003 annual meeting of shareholders.

      We want to thank our employees and vendors for their continued dedication and hard work in satisfying our customers' needs, and our shareholders for their continued loyalty and support. A special thank you is extended to our customers for their continued patronage of the Foodarama ShopRite stores.

  /s/  Joseph J. Saker                    /s/  Richard J. Saker

       Joseph J. Saker                         Richard J. Saker
    Chairman of the Board                   President, Secretary
 and Chief Executive Officer             and Chief Operating Officer

                               2002 ANNUAL REPORT

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in this Annual Report, including without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Foodarama Supermarkets, Inc. (the "Company," which may be referred to as we, us or our) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements contained in this Annual Report. Such potential risks and uncertainties, include without limitation, competitive pressures from other supermarket operators and warehouse club stores, economic conditions in the Company's primary markets, consumer spending patterns, availability of capital, cost of labor, cost of goods sold including increased costs from the Company's cooperative supplier, Wakefern Food Corporation ("Wakefern"), and other risk factors detailed herein and in other of the Company's Securities and Exchange Commission filings. The forward-looking statements are made as of the date of this Annual Report and the Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements.

--------------------------------------------------------------------------------
Stock Price and Dividend Information

The Common Stock of Foodarama Supermarkets Inc., is traded on the American Stock Exchange under the ticker symbol "FSM." High and low stock prices were as follows:

          Fiscal Quarter Ended                        High           Low
          ---------------------------------------------------------------
          January 27, 2001 ...............            21.25         15.13
          April 28, 2001 .................            20.00         17.00
          July 28, 2001 ..................            35.25         18.50
          November 3, 2001 ...............            42.00         34.35

          February 2, 2002 ...............            43.00         35.75
          May 4, 2002 ....................            47.50         34.50
          August 3, 2002 .................            47.25         36.90
          November 2, 2002 ...............            35.75         22.55

No dividends have been declared or paid on the Company's Common Stock since October 1979. The Company has approximately 320 shareholders of record and approximately 338 beneficial owners.
--------------------------------------------------------------------------------

5 Year Summary of Operations

                                                                                   Fiscal Years Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                  November 2,      November 3,       October 28,       October 30,       October 31,
                                                     2002            2001(a)            2000              1999               1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                        (000's omitted except per share data)
Sales ....................................      $   963,611       $   945,301       $   866,363       $   778,726       $   687,974
Cost of goods sold .......................          718,520           711,092           657,436           592,606           521,501
                                                -----------------------------------------------------------------------------------
Gross profit .............................          245,091           234,209           208,927           186,120           166,473
                                                -----------------------------------------------------------------------------------
Operating expenses .......................          231,653           220,283           198,216           177,780           160,320
Interest, net ............................            8,036             7,362             6,741             5,254             3,433
                                                -----------------------------------------------------------------------------------
                                                    239,689           227,645           204,957           183,034           163,753
                                                -----------------------------------------------------------------------------------
Income before income tax provision .......            5,402             6,564             3,970             3,086             2,720
Income tax provision .....................           (2,162)           (2,626)           (1,588)           (1,141)             (940)
                                                ===================================================================================
Net income ...............................      $     3,240       $     3,938       $     2,382       $     1,945       $     1,780
                                                ===================================================================================
Income per common share:
  Basic ..................................      $      3.16       $      3.54       $      2.13       $      1.74       $      1.59
                                                ===================================================================================
  Diluted ................................      $      3.01       $      3.50       $      2.13       $      1.74       $      1.59
                                                ===================================================================================
Weighted average number of common shares
  outstanding:
    Basic ................................        1,024,235         1,111,727         1,117,290         1,117,290         1,117,290
                                                ===================================================================================
    Diluted ..............................        1,076,030         1,124,192         1,117,290         1,117,290         1,117,290
                                                ===================================================================================

(a) 53 weeks

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are those accounting policies that management believes are important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Goodwill:

Goodwill is amortized on a straight-line basis over periods from 15 to 36 years. The carrying amount of goodwill is reviewed whenever events or changes in circumstances indicate that it may not be recoverable. We use an estimate of the future undiscounted net cash flows of the acquired business over the remaining life of the asset in measuring whether the assets are recoverable. Where such estimate of the future undiscounted cash flows is less than the carrying amount of goodwill, a potential impairment exists.

We are required to adopt the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" beginning November 3, 2002. This statement requires that goodwill no longer be amortized, and it requires instead that goodwill be tested at least annually for impairment. If the carrying value of goodwill were determined to be greater than its estimated fair value under the impairment test, then it would be written down to its estimated fair value.

The discontinuance of goodwill amortization is not expected to have a significant effect on our future results of operations. We have not completed a transitional impairment test, as required by SFAS No. 142.

Patronage Dividends:

As a stockholder of Wakefern, the Company earns a share of Wakefern's earnings, which is distributed as a "patronage dividend." This dividend is based on a distribution of Wakefern's operating profits for its fiscal year, which ends the Saturday closest to September 30, in proportion to the dollar volume of business done by each member of Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of goods sold. The Company accrues estimated patronage dividends due from Wakefern quarterly based on an estimate of the annual Wakefern patronage dividend and an estimate of the Company's share of this annual dividend based on the Company's estimated proportional share of the dollar volume of business transacted with Wakefern that year. These estimates are based on both historical patronage dividend percentages and the current volume of merchandise purchased from Wakefern.

Workers' Compensation Insurance:

From June 1, 1991 to May 31, 1997 we maintained workers' compensation insurance with various carriers on a retrospective basis where claims within certain limits remain the responsibility of the Company. We have established reserve amounts based upon our evaluation of the status of claims still open as of November 2, 2002 and loss development factors used by the insurance industry. As of November 2, 2002, the workers' compensation reserve totaled approximately $663,000. Such reserve amount is only an estimate and there can be no assurance that our eventual workers' compensation obligations will not exceed the amount of the reserve. However, we believe that any difference between the amount recorded for our estimated liability and the costs of settling the actual claims would not be material to the results of operations.

FINANCIAL CONDITION AND LIQUIDITY

As of September 26, 2002 the Company and its lenders entered into The Third Amended and Restated Revolving Credit and Term Loan Agreement (as amended, the "Credit Agreement"). The Credit Agreement is secured by substantially all of the Company's assets and increased the total lending commitment to $80,000,000, including a revolving credit facility (the "Revolving Note") of up to $35,000,000, a term loan (the "Term Loan") in the amount of $25,000,000 and a capital expenditures facility (the "Capex Facility") of up to $20,000,000. The outstanding balances on the prior term loan ($5,000,000) and capital expenditures facility ($10,652,662) were incorporated into the Term Loan. The Credit Agreement will mature December 31, 2007. The Term Loan is to be paid in quarterly principal payments of $1,250,000 commencing January 1, 2003. The Capex Facility provides for the payment of interest only on its outstanding balance, an unused facility fee of .75% until December 31, 2004 and fixed quarterly principal payments thereafter based on a seven year amortization schedule with a balloon payment due December 31, 2007. Interest rates float on the revolving credit facility, Term Loan and Capex Facility at the Base Rate (defined below) plus 1.50%, 2.00% and 2.00%, respectfully. The Base Rate is the rate which is the greater of (i) the bank prime loan rate as published by the Board of Governors of the Federal Reserve System, or (ii) the Federal Funds rate, plus ..50%. Additionally, the Company has the ability to use the London Interbank Offered Rate ("LIBOR") plus 3.25% to determine the interest rate on the revolving credit facility and LIBOR plus 3.75% to determine the interest rate on the Term Loan and Capex Facility. Other terms and conditions under the Credit Agreement, including (a) the amount of permitted additional new indebtedness;
(b) the amount of permitted capitalized lease obligations; (c) the amount of capital expenditures; (d) covenant requirements and (e) certain definitions, have been modified to reflect the additional term of the Credit Agreement and the Company's financial and operational plan. Additionally, the Company is allowed to repurchase its Common Stock for an aggregate purchase price not to exceed $1,000,000, subject to certain conditions and limitations, under the Credit Agreement. For the year ended November 2, 2002, the value of the accrued benefits under the Company's pension plans exceeded the aggregate fair market value of the assets of such plans by $3,020,000, $20,000 more than the amount permitted under the Credit Agreement. This event of default was waived by the Company's lenders.

                               2002 ANNUAL REPORT

As of November 2, 2002 the Company owed $25,000,000 on the Term Loan and had not borrowed under the Capex Facility.

The Company's compliance with the major financial covenants under the Credit Agreement was as follows as of November 2, 2002:

                                                                Actual (As defined in
Financial Covenant                    Credit Agreement          the Credit Agreement)
-------------------------------------------------------------------------------------
Adjusted EBITDA(1) ..........      Greater than $16,500,000       $20,890,000
Leverage ratio(1) ...........      Less than 3.20 to 1.00         2.12 to 1.00
Debt service coverage ratio .      Greater than 1.10 to 1.00      1.94 to 1.00
Adjusted Capex(2) ...........      Less than $7,800,000(3)        $ 5,210,000(4)
Store Project Capex .........      Less than $24,000,000(3)       $15,809,000(4)

(1) Excludes obligations under capitalized leases, interest expense and depreciation expense attributable to capitalized leases and changes in the LIFO reserve.

(2) Adjusted Capex is all capital expenditures other than New/Replacement Store Project Capex.

(3)   Represents limitations on capital expenditures for fiscal 2002.

(4)   Represents capital expenditures for fiscal 2002.

On December 31, 1999 the Company financed the purchase of $1,527,000 of POS hardware in 17 operating locations. The financing bears interest at 7.60% and is payable in monthly installments over its three year term.

No cash dividends have been paid on the Common Stock since 1979, and we have no present intentions or ability to pay any dividends in the near future on our Common Stock. The Credit Agreement does not permit the payment of any cash dividends on the Company's Common Stock.

Working Capital:

At November 2, 2002, November 3, 2001 and October 28, 2000, the Company had working capital deficiencies of $590,000, $6,907,000 and $1,215,000, respectively. The Company normally requires small amounts of working capital since inventory is generally sold at approximately the same time that payments to Wakefern and other suppliers are due and most sales are for cash or cash equivalents. Working Capital improved in fiscal 2002 primarily as the result of the increase in receivables and other current assets. This increase relates primarily to receivables due from landlords for construction allowances for the Woodbridge and Ewing, New Jersey locations. A portion of these receivables is currently in dispute as a result of litigation with the landlord over the correct commencement date of the lease for the new Woodbridge location. The Company denies the landlord's allegations, and the amount and timing of collection of the construction allowances will depend upon the outcome of the litigation. When collected, the proceeds from these receivables will be used to reduce the Revolving Note which is classified as long-term borrowings. This will result in a corresponding decrease in working capital. The balance of accounts receivables consist primarily of returned checks due the Company, coupon receivables, third party pharmacy insurance claims and organization charge accounts. The terms of most receivables are 30 days or less. The allowance for uncollectible accounts is large in comparison to the amount of accounts receivable because the allowance consists primarily of a reserve for returned checks which are not written off until all collection efforts are exhausted.

Working capital decreased in fiscal 2001 primarily as the result of the net increase in accounts payable and accrued expenses of $5,050,000 over the increase in inventory. This increase relates primarily to cost of merchandise and capital expenditures for the new Middletown, New Jersey store, opened November 14, 2001, as well as accrued occupancy costs related to the 53rd week of fiscal 2001.

Working capital decreased in fiscal 2000 primarily as the result of the net increase in accounts payable and accrued expenses of $3,035,000 over the increase in inventory, which related primarily to cost of merchandise and operating expenses for the new Branchburg and Wall Township, New Jersey stores. Additionally, the current portion of long-term debt, primarily related to equipment financing, increased.

Working capital ratios were as follows:

          November 2, 2002 ....................            .99 to 1.00
          November 3, 2001 ....................            .90 to 1.00
          October 28, 2000 ....................            .98 to 1.00

Cash flows (in millions) were as follows:

                                          2002       2001       2000
                                        -----------------------------
          From operations .........     $  15.5    $  24.2    $  15.5
                                        -----------------------------
          Investing activities ....       (26.0)     (16.9)     (15.2)
          Financing activities ....        10.6       (7.1)       (.4)
                                        -----------------------------
            Totals ................     $    .1    $    .2    $   (.1)
                                        =============================

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

Fiscal 2002 capital expenditures totaled $21,019,000 with depreciation of $14,175,000 compared to $17,047,000 and $12,840,000, respectively for fiscal 2001 and $16,750,000 and $11,524,000, respectively for fiscal 2000. The increase in depreciation in fiscal 2002 was the result of the purchase of equipment and leasehold improvements, as well as the capitalized real estate lease, for the Middletown store opened in November 2001 and a full year of depreciation for the three locations remodeled in fiscal 2001. The increase in depreciation in fiscal 2001 was the result of the purchase of equipment and leasehold improvements for the three locations remodeled during fiscal 2001 and a full year of depreciation for the locations opened in fiscal 2000. The increase in depreciation in fiscal 2000 was the result of the purchase of equipment and leasehold improvements for the two new locations as well as two additional real estate capitalized leases. Capital expenditures increased in fiscal 2002, fiscal 2001 and fiscal 2000 as the result of the purchase of equipment and leasehold improvements for the locations opened in December 2002 and January 2003, projects currently in process for a new store, the expansion and remodeling of an existing location and the new bakery commissary, the new store opened in fiscal 2001, locations remodeled in fiscal 2001 and the two locations opened in fiscal 2000.

In fiscal 2002 long-term debt increased $26,220,000 due to the capitalization of a real estate lease for the location opened in the year and an increase in borrowings under the Credit Agreement. These increases were partially offset by cash generated by operations used to pay down existing debt.

In fiscal 2001 net long-term debt decreased $5,959,000 as the result of payments made to reduce the balances outstanding under existing debt. The source of these payments was cash generated by operations and an increase in the revolving credit facility of $929,000.

In fiscal 2000 long-term debt increased $25,499,000 due to the capitalization of real estate leases for the two locations opened in the year, the financing of POS hardware and equipment for two new locations and the restructuring of borrowings under the then Credit Agreement. These increases were partially offset by cash generated by operations used to pay down a portion of the balances outstanding under the revolving credit facility and other existing debt.

For the year ended November 2, 2002, the Company repurchased a total of 102,853 shares of Common Stock. 101,553 of these shares were purchased in privately negotiated transactions and the remaining 1,300 shares were acquired in open market transactions. 6,377 of these shares were owned by a member of the family of Joseph J. Saker, the Company's Chairman, and were purchased for an average of $39.52 per share. $4,523,670, or an average of $43.98 per share, was expended for the purchase of the 102,853 shares. Since the announcement of the stock repurchase program in June 2001, the Company has repurchased 131,923 shares for $5,591,597 or an average of $42.39 per share.

During the year ended November 3, 2001, the Company repurchased a total of 29,070 shares of Common Stock. 25,070 of these shares were purchased in privately negotiated transactions. 7,000 of these shares were owned by the Estate of Mary Saker, of which the Company's Chairman, Joseph J. Saker, is a co-executor, and 18,000 shares were owned by certain members of Mr. Saker's family. $1,067,927, or an average of $36.74 per share, was expended for the purchase of the 29,070 shares.

At November 2, 2002, the Company had $10,000,000 of available credit, under its revolving credit facility. The Company has capital commitments (net of landlord contributions) of $15,443,000 for equipment and $5,268,000 for leasehold improvements related to the four stores (two of which have subsequently opened) under construction as of November 2, 2002. The Credit Agreement will adequately meet our operating needs, scheduled capital expenditures and debt service for fiscal 2003.

During the fiscal year 2002, the Business Tax Reform Act was passed in the State of New Jersey. This legislation is effective for tax years beginning on or after January 1, 2002 (fiscal 2003). Taxpayers would pay an Alternative Minimum Assessment ("AMA"), which would be based upon either New Jersey gross receipts or New Jersey gross profits, if the AMA exceeds the tax based on net income. The Company is evaluating the impact that this legislation will have on its results of operation, financial position and cash flow for fiscal 2003.

RESULTS OF OPERATIONS

Sales:

The Company's sales were $963.6 million, $945.3 million and $866.4 million, respectively in fiscal 2002, 2001 and 2000. This represents an increase of 1.9 percent in 2002 and an increase of 9.1 percent in 2001. These changes in sales levels were the result of the opening of a replacement store in November 2001, the full year of operations in fiscal 2001 of two locations opened in February and April 2000 and the 53rd week in fiscal 2001. The locations opened in November 2001 and April 2000 replaced smaller, older stores. Comparable store sales increased 1.6% in fiscal 2002 and 3.8% in fiscal 2001. Comparable store sales in fiscal 2002 were partially offset by decreased sales in certain of the Company's stores affected by competitive store openings.

Comparable store sales in the fourth quarter of fiscal 2002 decreased 1.3% when compared to the fourth quarter of fiscal 2001 on a comparable 13 week basis. This decrease was primarily due to a softening in the economy, the effect of competitive store openings and the impact of deflation in certain product categories.

                               2002 ANNUAL REPORT

Gross Profit:

Gross profit totaled $245.1 million in fiscal 2002 compared to $234.2 million in fiscal 2001 and $208.9 million in fiscal 2000. Gross profit as a percent of sales was 25.4% in fiscal 2002, 24.8% in fiscal 2001 and 24.1% in fiscal 2000.

The increase in fiscal 2002 of gross profit as a percentage of sales was primarily due to improved product mix, the contribution of the new location in Middletown, New Jersey, more efficient commissary operations, an increase in patronage dividends from Wakefern and a reduction in product loss through improved shrink control. These increases were offset in part by programs implemented in certain of the Company's stores to address competitive store openings.

In fiscal 2001 gross profit as a percentage of sales increased primarily as a result of improved product mix, the contribution of the new locations, the completion of promotional programs initiated by the Company for the locations opened in fiscal 2000, a reduction in product loss through improved shrink control and more efficient commissary operations, partially offset by the completion of Wakefern incentive programs for the new locations opened in the prior fiscal year.

The increase in fiscal 2000 of gross profit as a percentage of sales was primarily due to improved product mix, reduced Wakefern assessment as a percentage of sales and Wakefern incentive programs for the new locations opened in fiscal 2000, partially offset by promotional programs for the new locations opened in the current year period, the completion of Wakefern incentive programs for the new locations opened in fiscal 1998 and the adoption of the Last-In-First-Out ("LIFO") method of inventory valuation for grocery and nonfood categories. See Note 1 of Notes to Consolidated Financial Statements--Merchandise Inventories.

Patronage dividends applied as a reduction of the cost of merchandise sold were $7,124,000, $6,515,000 and $5,903,000 for the last three fiscal years. This translates to .74%, .69% and .68% of sales for the respective periods.

                                                      Fiscal Years Ended
                                               --------------------------------
                                               11/02/02    11/03/01    10/28/00
                                               --------------------------------
                                                         (in millions)

Sales ......................................   $  963.6    $  945.3    $  866.4
Gross profit ...............................      245.1       234.2       208.9
Gross profit percentage ....................       25.4%       24.8%       24.1%
                                               ================================

Selling, General and Administrative Expenses:

Fiscal 2002 selling, general and administrative expenses totaled $231.7 million compared to $220.3 million in fiscal 2001 and $198.2 million in fiscal 2000.

                                                      Fiscal Years Ended
                                               --------------------------------
                                               11/02/02    11/03/01    10/28/00
                                               --------------------------------
                                                        (in millions)

Sales ......................................   $  963.6    $  945.3    $  866.4
Selling, general and administrative expenses      231.7       220.3       198.2
Percent of sales ...........................       24.0%       23.3%       22.9%
                                               ================================

Selling, general and administrative expenses increased as a percent of sales when comparing fiscal 2002 to fiscal 2001. Increases in labor and related fringe benefits, depreciation, other store expenses, which include Wakefern support services and debit/credit card and bank service fees, administration expense and pre-opening costs were partially offset by decreases in occupancy and selling expense. The increase in labor and related fringe benefits was the result of additional personnel for the new Middletown store, increased sales in service intensive departments and contractual increases in fringe benefit costs. Depreciation expense increased as the result of the purchase of equipment and leasehold improvements, as well as the capitalized real estate lease, for the Middletown store opened in November 2001 and a full year of depreciation for the three locations remodeled in fiscal 2001. Other store expenses increased as the result of increases in debit/credit card fees and the increased utilization of the cards by our customers. Administration expense increased primarily due to increases in fringe benefit costs. Pre-opening costs are related to the new Middletown store opened in November 2001. Occupancy decreased due to the accounting for the new Middletown store's lease as a capitalized lease. Under this method the costs of the lease are expensed as depreciation and interest. Formally, the old Middletown store's lease was an operating lease and the costs of the lease were expensed as rent. Selling expense declined as the result of changes in certain promotional programs. As a percentage of sales, labor and related fringe benefits increased .67%, depreciation increased .09%, other store expenses increased .05%, administration increased .09% and pre-opening costs increased .02%. These increases were partially offset by decreases in occupancy of .09% and selling expense of .04%. Pre-opening costs were $246,000 in fiscal 2002.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

Selling, general and administrative expenses increased as a percent of sales when comparing fiscal 2001 to fiscal 2000. Increases in labor and related fringe benefits, administrative expense, occupancy, depreciation, other store expenses, which include Wakefern support services and debit/credit card fees, and a decrease in miscellaneous income were partially offset by decreases in advertising, pre-opening costs and reserve for closed store expense. The increase in labor and related fringe benefits was the result of additional personnel for all of fiscal 2001 for the two new stores opened during fiscal 2000 and increased sales in service intensive departments. Administrative expense increased as the result of increases in employee incentive programs and the charges related to the stock incentive plan. Occupancy increased due to increased costs for CAM, real estate taxes and sanitation. Depreciation expense increased due to a full year of depreciation for the equipment, leasehold improvements and the capitalized leases for the two stores opened in fiscal 2000 and additional depreciation related to the three stores remodeled in fiscal 2001. Other store expenses increased due to increases in charges for certain Wakefern programs. Miscellaneous income decreased due to a lack of income from the sale of recycled cardboard. Selling expense increased in dollars but declined as a percentage of sales. Pre-opening costs in fiscal 2001 related to the new Middletown store which did not open until November 14, 2001 while two stores were opened in fiscal 2000. The decrease in the reserve for closed store expense relates primarily to the expensing in fiscal 2000 of anticipated expenses for a location closed in April 2000 when the new Wall Township store opened. As a percentage of sales, labor and related fringe benefits increased ..30%, administrative expense increased .21%, occupancy increased .06%, depreciation increased .05%, other store expenses increased .05% and miscellaneous income decreased .08%. These increases were partially offset by decreases in selling expense of .05%, pre-opening costs of .09% and reserve for closed store expense of .16%. Pre-opening costs were $114,000 in fiscal 2001.

Amortization expense decreased in fiscal 2002 to $463,000 compared to $576,000 in fiscal 2001 and $679,000 in fiscal 2000. The decrease in fiscal 2002, as compared to fiscal 2001, was the result of decreased amortization of deferred escalation rents partially offset by increased amortization of deferred financing costs. The decrease in fiscal 2001, as compared to fiscal 2000, was also the result of decreased amortization of deferred escalation rents partially offset by increased amortization of deferred financing costs. See Note 1 of Notes to Consolidated Financial Statements--Intangibles and Deferred Financing Costs.

Interest Expense:

Interest expense totaled $8.2 million in fiscal 2002 compared to $7.6 million in fiscal 2001 and $7.1 million in fiscal 2000. The increase in fiscal 2002, as compared to fiscal 2001, was due to an increase in average outstanding debt, including capitalized lease obligations partially offset by a decrease in the average interest rate paid on debt. The increase in fiscal 2001, as compared to fiscal 2000, was due to an increase in the average outstanding debt in fiscal 2001, including capitalized lease obligations, partially offset by a decrease in the average interest rate paid on the debt.

Income Taxes:

The Company recorded a tax provision of $2.2 million in fiscal 2002, $2.6 million in fiscal 2001 and $1.6 million in fiscal 2000. See Note 13 of Notes to Consolidated Financial Statements.

Net Income:

The Company had net income of $3,240,000 or $3.01 per diluted share in fiscal 2002 compared to net income of $3,938,000 or $3.50 per diluted share in fiscal 2001. EBITDA for fiscal 2002 were $28,076,000 as compared to $27,342,000 in fiscal 2001.

Fiscal 2000 resulted in net income of $2,382,000 or $2.13 per diluted share. EBITDA for fiscal 2000 were $22,914,000.

Weighted average diluted shares outstanding were 1,076,030 for fiscal 2002, 1,124,192 for fiscal 2001 and 1,117,290 for fiscal 2000.

                               2002 ANNUAL REPORT

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS 142 discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Impairment would be examined more frequently if certain indicators are encountered. Intangible assets with a determinable useful life will continue to be amortized over that period. The Company is currently assessing, but has not yet determined, the impact of SFAS 142 on its financial position and results of operations. The Company plans to adopt SFAS 142 in the first quarter of fiscal year 2003.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002, with early application encouraged. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company plans to adopt SFAS 143 in the first quarter of fiscal year 2003 and believes that it will have no impact on its financial position or results of operations.

Effective November 4, 2001 the Company adopted Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires, among other things, the application of one accounting model for long-lived assets that are impaired or to be disposed of by sale. There was no significant impact from the adoption of SFAS 144 in fiscal year 2002.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 ("SFAS 145"), "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which is effective for fiscal years beginning after May 15, 2002, with earlier application encouraged. Under SFAS 145, gains and losses from extinguishment of debt will no longer be aggregated and classified as an extraordinary item, net of related income tax effect, on the statement of earnings. The Company plans to adopt SFAS 145 in the first quarter of fiscal year 2003 and believes that it will have no impact on its financial position or results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. SFAS No. 146 requires recognition of a liability for the costs associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan as required under EITF Issue No. 94-3. SFAS 146 will primarily impact the timing of the recognition of costs associated with any future exit or disposal activities. The Company plans to adopt SFAS 146 in the first quarter of fiscal year 2003 and is in the process of evaluating the impact of the adoption on our financial statements.

Effective November 4, 2001, the Company adopted the Emerging Issues Task Force Issue No. 01-09 ("EITF 01-09"), "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." EITF 01-09 codifies and reconciles the consensuses on all or specific issues of EITF 00-14, "Accounting for Certain Sales Incentives," EITF 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentives Offers, and Offers for Free Products or Services to be Delivered in the Future," and EITF 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," which address various aspects of the accounting for consideration given by a vendor to a customer or a reseller of the vendor's products. The adoption of EITF 01-09 did not have an impact on the Company's financial position or results of operations.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                      November 2, 2002 and November 3, 2001

                                                                                      2002         2001
                                                                                   ----------------------
                                                                                        (In thousands)
ASSETS
Current assets
  Cash and cash equivalents ....................................................   $   4,280    $   4,219
  Merchandise inventories ......................................................      43,707       42,827
  Receivables and other current assets .........................................      11,214        5,466
  Prepaid income taxes .........................................................         257           --
  Related party receivables--Wakefern ..........................................       8,903        8,970
  Related party receivables--other .............................................          --            7
                                                                                   ----------------------
                                                                                      68,361       61,489
                                                                                   ----------------------
Property and equipment
  Land .........................................................................         308          308
  Buildings and improvements ...................................................       1,220        1,220
  Leasehold improvements .......................................................      41,311       39,589
  Equipment ....................................................................     114,077      103,394
  Property under capital leases ................................................      69,867       59,909
  Construction in progress .....................................................      15,364        6,787
                                                                                   ----------------------
                                                                                     242,147      211,207
  Less accumulated depreciation and amortization ...............................     112,360       98,218
                                                                                   ----------------------
                                                                                     129,787      112,989
                                                                                   ----------------------
Other assets
  Investments in related parties ...............................................      12,758       12,758
  Intangibles ..................................................................       2,785        3,136
  Other ........................................................................       3,963        2,550
  Related party receivables--Wakefern ..........................................       1,735        1,593
  Related party receivables--other .............................................          --           11
                                                                                   ----------------------
                                                                                      21,241       20,048
                                                                                   ----------------------
                                                                                   $ 219,389    $ 194,526
                                                                                   ======================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt ............................................   $   7,158    $   5,390
  Current portion of long-term debt, related party .............................         629          902
  Current portion of obligations under capital leases ..........................       1,140          899
  Current income taxes payable .................................................          --          704
  Deferred income taxes ........................................................       1,433        1,079
  Accounts payable
    Related party--Wakefern ....................................................      31,935       35,988
    Others .....................................................................      14,078        8,780
  Accrued expenses .............................................................      12,578       14,654
                                                                                   ----------------------
                                                                                      68,951       68,396
                                                                                   ----------------------
Long-term debt .................................................................      35,745       19,294
Long-term debt, related party ..................................................         686        1,310
Obligations under capital leases ...............................................      63,606       54,949
Deferred income taxes ..........................................................       1,142        1,201
Other long-term liabilities ....................................................      12,634       10,883
                                                                                   ----------------------
                                                                                     113,813       87,637
                                                                                   ----------------------
Shareholders' equity
  Common stock, $1.00 par; authorized 2,500,000 shares; issued 1,621,767 shares;
  outstanding 986,367 shares November 2, 2002; 1,088,220 shares November 3, 2001       1,622        1,622
  Capital in excess of par .....................................................       4,168        4,168
  Deferred compensation ........................................................      (1,324)      (1,696)
  Retained earnings ............................................................      47,256       44,016
  Accumulated other comprehensive income
    Minimum pension liability ..................................................      (2,896)      (1,920)
                                                                                   ----------------------
                                                                                      48,826       46,190
  Less 635,400 shares November 2, 2002; 533,547 shares November 3, 2001, held
    in treasury, at cost .......................................................      12,201        7,697
                                                                                   ----------------------
                                                                                      36,625       38,493
                                                                                   ----------------------
                                                                                   $ 219,389    $ 194,526
                                                                                   ======================

See notes to consolidated financial statements.

                               2002 ANNUAL REPORT

                      Consolidated Statements of Operations
   Fiscal Years Ended November 2, 2002, November 3, 2001 and October 28, 2000


                                                   2002           2001           2000
                                               -----------------------------------------
                                                 (In thousands, except per share data)
Sales ......................................   $   963,611    $   945,301    $   866,363
Cost of goods sold .........................       718,520        711,092        657,436
                                               -----------------------------------------
Gross profit ...............................       245,091        234,209        208,927
Selling, general and administrative expenses       231,653        220,283        198,216
                                               -----------------------------------------
Earnings from operations ...................        13,438         13,926         10,711
                                               -----------------------------------------
Other income (expense)
  Interest expense .........................        (8,184)        (7,627)        (7,059)
  Interest income ..........................           148            265            318
                                               -----------------------------------------
                                                    (8,036)        (7,362)        (6,741)
                                               -----------------------------------------
Earnings before income tax provision .......         5,402          6,564          3,970
Income tax provision .......................        (2,162)        (2,626)        (1,588)
                                               -----------------------------------------
Net income .................................   $     3,240    $     3,938    $     2,382
                                               =========================================
Per share information:
  Net income per common share
    Basic ..................................   $      3.16    $      3.54    $      2.13
                                               =========================================
    Diluted ................................   $      3.01    $      3.50    $      2.13
                                               =========================================
  Weighted average shares outstanding
    Basic ..................................     1,024,235      1,111,727      1,117,290
                                               =========================================
    Diluted ................................     1,076,030      1,124,192      1,117,290
                                               =========================================

See notes to consolidated financial statements.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                 Consolidated Statements of Shareholders' Equity
   Fiscal Years Ended November 2, 2002, November 3, 2001 and October 28, 2000

                                                                                            Accumulated
                                              Common Stock                                     Other
                                         ----------------------    Capital                     Compre-      Compre-
                                          Shares                  in Excess      Deferred      hensive      hensive      Retained
                                          Issued       Amount       of Par     Compensation    Income        Income      Earnings
                                         -----------------------------------------------------------------------------------------
                                                                        (In thousands, except per share data)
Balance--October 30, 1999 ...........    1,621,767   $    1,622   $    2,351   $       --    $       --                 $   37,696
Comprehensive income
  Net income 2000 ...................           --           --           --           --            --    $    2,382        2,382
                                         -----------------------------------------------------------------------------------------
Comprehensive income ................                                                                      $    2,382
                                                                                                           ==========
Balance--October 28, 2000 ...........    1,621,767        1,622        2,351           --            --                     40,078
Grant of stock options ..............           --           --        1,817       (1,817)           --                         --
Amortization of deferred
  compensation ......................           --           --           --          121            --                         --
Repurchase of common stock ..........           --           --           --           --            --                         --
Comprehensive income
  Net income 2001 ...................           --           --           --           --            --         3,938        3,938
  Other comprehensive income
    Minimum pension liability,
      net of deferred tax ...........           --           --           --           --        (1,920)       (1,920)          --
                                         -----------------------------------------------------------------------------------------
Comprehensive income ................                                                                      $    2,018
                                                                                                           ==========
Balance--November 3, 2001 ...........    1,621,767        1,622        4,168       (1,696)       (1,920)                    44,016
Amortization of
  deferred compensation .............           --           --           --          372            --                         --
Issuance of common stock ............           --           --           --           --            --                         --
Repurchase of common stock ..........           --           --           --           --            --                         --
Comprehensive income
  Net income 2002 ...................           --           --           --           --            --         3,240        3,240
  Other comprehensive income
    Minimum pension liability,
      net of deferred tax ...........           --           --           --           --          (976)         (976)          --
                                         -----------------------------------------------------------------------------------------
Comprehensive income ................                                                                      $    2,264
                                                                                                           ==========
Balance--November 2, 2002 ...........    1,621,767   $    1,622   $    4,168   $   (1,324)   $   (2,896)                $   47,256
                                         ==============================================================                 ==========

                                              Treasury Stock
                                         ------------------------     Total
                                           Shares       Amount        Equity
                                         -------------------------------------
                                         (In thousands, except per share data)
Balance--October 30, 1999 ...........     (504,477)   $   (6,629)   $   35,040
Comprehensive income
  Net income 2000 ...................           --            --         2,382
                                          ------------------------------------
Comprehensive income ................

Balance--October 28, 2000 ...........     (504,477)       (6,629)       37,422
Grant of stock options ..............           --            --            --
Amortization of deferred
  compensation ......................           --            --           121
Repurchase of common stock ..........      (29,070)       (1,068)       (1,068)
Comprehensive income
  Net income 2001 ...................           --            --         3,938
  Other comprehensive income
    Minimum pension liability,
      net of deferred tax ...........           --            --        (1,920)
                                          ------------------------------------
Comprehensive income ................


Balance--November 3, 2001 ...........     (533,547)       (7,697)       38,493
Amortization of
  deferred compensation .............           --            --           372
Issuance of common stock ............        1,000            20            20
Repurchase of common stock ..........     (102,853)       (4,524)       (4,524)
Comprehensive income
  Net income 2002 ...................           --            --         3,240
  Other comprehensive income
    Minimum pension liability,
      net of deferred tax ...........           --            --          (976)
                                          ------------------------------------

Comprehensive income ................
Balance--November 2, 2002 ...........     (635,400)   $  (12,201)   $   36,625
                                          ====================================

See notes to consolidated financial statements.

                               2002 ANNUAL REPORT

                      Consolidated Statements of Cash Flows
   Fiscal Years Ended November 2, 2002, November 3, 2001 and October 28, 2000

                                                                                2002        2001        2000
                                                                              --------------------------------
                                                                                        (In thousands)
Cash flows from operating activities
  Net income ..............................................................   $  3,240    $  3,938    $  2,382
  Adjustments to reconcile net income to net cash from operating activities
    Depreciation ..........................................................     14,175      12,840      11,524
    Amortization, intangibles .............................................        351         351         352
    Amortization, deferred financing costs ................................        342         285         243
    Amortization, deferred rent escalation ................................       (230)        (60)         84
    Provision to value inventory at LIFO ..................................        397         900         723
    Deferred income taxes .................................................        946        (139)       (574)
    Amortization of deferred compensation .................................        270         256          --
    (Increase) decrease in
      Merchandise inventories .............................................     (1,277)       (962)     (5,375)
      Receivables and other current assets ................................       (781)       (507)       (463)
      Prepaid income taxes ................................................       (257)        398        (398)
      Other assets ........................................................       (453)        963         207
      Related party receivables--Wakefern .................................        (75)       (224)       (784)
    Increase (decrease) in
      Accounts payable ....................................................      1,245       2,936       5,018
      Income taxes payable ................................................       (704)        704        (457)
      Other liabilities ...................................................     (1,713)      2,534       3,047
                                                                              --------------------------------
                                                                                15,476      24,213      15,529
                                                                              --------------------------------
Cash flows from investing activities
  Cash paid for the purchase of property and equipment ....................     (7,858)    (11,718)    (14,280)
  Cash paid for construction in progress ..................................    (13,161)     (5,329)       (943)
  Construction advance due from landlords .................................     (4,138)         --          --
  Deposits on equipment ...................................................       (829)         --          --
  Decrease in related party receivables--other ............................         18         169          15
                                                                              --------------------------------
                                                                               (25,968)    (16,878)    (15,208)
                                                                              --------------------------------
Cash flows from financing activities
  Proceeds from issuance of debt ..........................................     22,961         929      20,595
  Principal payments under long-term debt .................................     (4,742)     (5,344)    (18,754)
  Principal payments under capital lease obligations ......................     (1,060)       (664)       (699)
  Principal payments under long-term debt, related party ..................       (897)       (880)       (627)
  Deferred financing costs ................................................     (1,205)        (66)       (953)
  Proceeds from exercise of stock options .................................         20          --          --
  Repurchase of common stock ..............................................     (4,524)     (1,068)         --
                                                                              --------------------------------
                                                                                10,553      (7,093)       (438)
                                                                              --------------------------------
Net change in cash and cash equivalents ...................................         61         242        (117)
Cash and cash equivalents, beginning of year ..............................      4,219       3,977       4,094
                                                                              --------------------------------
Cash and cash equivalents, end of year ....................................   $  4,280    $  4,219    $  3,977
                                                                              ================================
Supplemental disclosures of cash paid
  Interest ................................................................   $  8,125    $  8,046    $  6,683
  Income taxes ............................................................      2,188       1,674       2,869

See notes to consolidated financial statements.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Foodarama Supermarkets, Inc. and Subsidiaries (the "Company"), operate 22 ShopRite supermarkets, primarily in Central New Jersey. The Company is a member of Wakefern Food Corporation ("Wakefern"), the largest retailer-owned food cooperative in the United States.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal 2002 consists of the 52 weeks ended November 2, 2002, fiscal 2001 consists of the 53 weeks ended November 3, 2001 and fiscal 2000 consists of the 52 weeks ended October 28, 2000.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

Revenues from the sale of products are recognized at the point of sale to the Company's customers. Vendor rebates and credits that relate to the Company's buying and merchandising activities are recognized as earned.

Industry Segment

The Company operates in one industry segment, the retail sale of food and nonfood products, primarily in the Central New Jersey region.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables and accounts payable are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt was approximately equivalent to its carrying value, due to the fact that the interest rates currently available to the Company for debt with similar terms are approximately equal to the interest rates for its existing debt. As the Company's investments in Wakefern can only be sold to Wakefern for approximately the amount invested, it is not practicable to estimate the fair value of such stock. Determination of the fair value of related party receivables and long-term debt--related party is not practicable due to their related party nature.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Approximately 82% of merchandise inventories, consisting primarily of grocery and nonfood items, are valued by the LIFO (last-in, first-out) method of inventory valuation while the remaining inventory items are valued by the FIFO (first-in, first-out) method with cost being determined under the retail method.

If the FIFO method had been used for the entire inventory, inventory at November 2, 2002 and November 3, 2001 would have been $2,020,000 and $1,623,000 higher, respectively.

Property and Equipment

Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives ranging between three and ten years for equipment, the shorter of the useful life or lease term for leasehold improvements, and twenty years for buildings. Repairs and maintenance are expensed as incurred.

Property and equipment under capital leases are recorded at the lower of fair market value or the net present value of the minimum lease payments. They are depreciated on a straight-line basis over the shorter of the related lease terms or its useful life.

Investments

The Company's investments in its principal supplier, Wakefern, and in Insure-Rite, are stated at cost (see Note 4).

Intangibles

Intangibles consist of goodwill and favorable operating lease costs. Goodwill is being amortized on a straight-line basis over periods from 15 to 36 years. The favorable operating lease costs are being amortized on a straight-line basis over the terms of the related leases, which range from 12 to 24 years.

                               2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever circumstances indicate the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent the sum of the undiscounted estimated future cash flow expected to result from the use of the asset is less than the carrying value.

Deferred Financing Costs

Deferred financing costs are being amortized over the life of the related debt using the effective interest method.

Postretirement Benefits other than Pensions

The Company accrues for the cost of providing postretirement benefits, principally supplemental income payments and limited medical benefits, over the working careers of the officers in the plan.

Postemployment Benefits

The Company accrues for the expected cost of providing postemployment benefits, primarily short-term disability payments, over the working careers of its employees.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $8.6, $8.8 and $8.5 million for the fiscal years 2002, 2001 and 2000, respectively.

Store Closing Costs

The costs, net of amounts expected to be recovered, are expensed upon the closing of a store. It is reasonably possible that these estimates may change in the near term. Operating results continue to be reported until a store is closed.

Stock Option Plan

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its employee stock options. Under this method, compensation cost is measured as the amount by which the market price of the underlying stock exceeds the exercise price of the stock option at the date at which both the number of options granted and the exercise price are known.

Earnings Per Share

Earnings per common share are based on the weighted average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all diluted stock options, subject to antidilution limitations.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS 142 discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Impairment would be examined more frequently if certain indicators were encountered. Intangible assets with a determinable useful life will continue to be amortized over that period. The Company is currently assessing but has not yet determined the impact of SFAS 142 on its financial position and results of operations. The Company plans to adopt SFAS 142 in the first quarter of fiscal year 2003.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002, with early application encouraged. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company plans to adopt SFAS 143 in the first quarter of fiscal year 2003 and believes that it will have no impact on its financial position or results of operations.

Effective November 4, 2001 the Company adopted Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires, among other things, the application of one accounting model for long-lived assets that are impaired or to be disposed of by sale. There was no significant impact from the adoption of SFAS 144 in fiscal year 2002.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which is effective for fiscal years beginning after May 15, 2002, with earlier application encouraged. Under SFAS 145, gains and losses from extinguishment of debt will no longer be aggregated and classified as an extraordinary item, net of related income tax effect, on the statement of earnings. The Company plans to adopt SFAS 145 in the first quarter of fiscal year 2003 and believes that it will have no impact on its financial position or results of operations.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. SFAS 146 requires recognition of a liability for the costs associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan as required under EITF Issue No. 94-3. SFAS 146 will primarily impact the timing of the recognition of costs associated with any future exit or disposal activities. The Company plans to adopt SFAS 146 in the first quarter of fiscal year 2003 and is in the process of evaluating the impact of the adoption on its financial statements.

Effective November 4, 2001, the Company adopted the Emerging Issues Task Force Issue No. 01-09 ("EITF 01-09"), "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." EITF 01-09 codifies and reconciles the consensuses on all or specific issues of EITF 00-14, "Accounting for Certain Sales Incentives," EITF 00-22, "Accounting for `Points' and Certain Other Time-Based or Volume-Based Sales Incentives Offers, and Offers for Free Products or Services to be Delivered in the Future," and EITF 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," which address various aspects of the accounting for consideration given by a vendor to a customer or a reseller of the vendor's products. The adoption of EITF 01-09 did not have an impact on the Company's financial position or results of operations.

NOTE 2--CONCENTRATION OF CASH BALANCE

As of November 2, 2002 and November 3, 2001, cash balances of approximately $1,241,000 and $1,179,000, respectively, were maintained in bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). These balances exceed the insured amount of $100,000.

NOTE 3--RECEIVABLES AND OTHER CURRENT ASSETS

                                            November 2, 2002   November 3, 2001
                                            -----------------------------------

Accounts receivable .....................        $  4,247           $ 3,980
Construction advance due from Landlords .           4,138                --
Prepaids ................................           2,304             2,260
Deposits on equipment ...................             829                --
Rents receivable ........................             380                99
Less allowance for uncollectible accounts            (684)             (873)
                                                 --------------------------
                                                 $ 11,214           $ 5,466
                                                 ==========================

NOTE 4--RELATED PARTY TRANSACTIONS

Wakefern Food Corporation

As required by Wakefern's By-Laws, all members of the cooperative are required to make an investment in the common stock of Wakefern for each supermarket operated ("Store Investment Program"), with the exact amount per store computed in accordance with a formula based on the volume of each store's purchases from Wakefern. The maximum required investment per store was $550,000 at November 2, 2002, November 3, 2001 and October 28, 2000. During fiscal 2000 and 1999, the required investment in Wakefern increased, resulting in a total increase in the investment by $1,039,000 in 2000 and $1,286,000 in 1999, and a related increase in the obligations due Wakefern for the same amount, respectively. This increase in the obligation is non-interest bearing and is payable over four years, with two years currently remaining. The Company has an investment in Wakefern of $11,805,000 at November 2, 2002 and November 3, 2001, representing a 15.6% and 12.3% interest in Wakefern, respectively. Wakefern is operated on a cooperative basis for its members. The shares of stock in Wakefern are assigned to and held by Wakefern as collateral for any obligations due Wakefern. In addition, the obligations to Wakefern are personally guaranteed by the principal officers/shareholders of the Company. As of November 2, 2002 and November 3, 2001, the Company was obligated to Wakefern for $1,315,000 and $2,212,000, respectively, for the increase in its required investment (see Note 8).

The Company also has an investment of approximately 10.0% in Insure-Rite, Ltd., a company affiliated with Wakefern, which was $953,000 at November 2, 2002 and November 3, 2001. Insure-Rite, Ltd. provides the Company with a portion of its liability insurance coverage with the balance paid through Wakefern to a private insurer. Insurance premiums paid to Insure-Rite, Ltd. and through Wakefern for fiscal years 2002, 2001 and 2000 were $4,364,000, $3,819,000 and $3,528,000, respectively.

As a stockholder member of Wakefern, the Company earns a share of an annual Wakefern patronage dividend. The dividend is based on the distribution of operating profits on a pro rata basis in proportion to the dollar volume of business transacted by each member with Wakefern during each fiscal year. It is the Company's policy to accrue quarterly an estimate of the annual patronage dividend. The Company reflects the patronage dividend as a reduction of the cost of merchandise in the consolidated statements of operations. In addition, the Company also receives from Wakefern other product incentives and rebates. For fiscal 2002, 2001 and 2000, total patronage dividends and other product incentives and rebates were $10,706,000, $9,909,000 and $9,273,000, respectively.

                               2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

At November 2, 2002 and November 3, 2001, the Company has current receivables due from Wakefern of approximately $8,903,000 and $8,970,000, respectively, representing patronage dividends, vendor rebates, coupons and other receivables due in the ordinary course of business and a noncurrent receivable representing a deposit of approximately $1,735,000 and $1,593,000, respectively.

In September 1987, the Company and all other stockholder members of Wakefern entered into an agreement with Wakefern, as amended in 1992, which provides for certain commitments and restrictions on all stockholder members of Wakefern. The agreement contains an evergreen provision providing for an indefinite term and is subject to termination ten years after the approval of 75% of the outstanding voting stock of Wakefern. Under the agreement, each stockholder, including the Company, agreed to purchase at least 85% of its merchandise in certain defined product categories from Wakefern and, if it fails to meet such requirements, to make payments to Wakefern based on a formula designed to compensate Wakefern for its lost profit. Similar payments are due if Wakefern loses volume by reason of the sale of one or more of a stockholder's stores, merger with another entity or on the transfer of a controlling interest in the stockholder.

The Company fulfilled its obligation to purchase a minimum of 85% in certain defined product categories from Wakefern for all periods presented. The Company's merchandise purchases from Wakefern, including direct store delivery vendors processed by Wakefern, approximated $641, $647 and $588 million for the fiscal years 2002, 2001 and 2000, respectively.

Wakefern charges the Company for, and provides the Company with support services in numerous administrative functions. These services include advertising, insurance, supplies, technical support for communications and in-store computer systems, equipment purchasing, and the coordination of coupon processing.

In addition to its investment in Wakefern, which carries only voting rights, the Company's President serves as a member of Wakefern's Board of Directors and its finance committee. Several of the Company's officers and employees also hold positions on various Wakefern committees.

Other Related Party

During the fiscal year ended November 3, 2001, the Company utilized an entity, which is wholly-owned by the daughter of the Company's Chairman of the Board, to provide construction management services on several store renovations. During the fiscal year ended November 3, 2001 the Company incurred $214,000 of construction management fees relating to this entity and these amounts have been included in property and equipment. The Company did not utilize this entity during the fiscal year ended November 2, 2002.

NOTE 5--INTANGIBLES

                                           November 2, 2002   November 3, 2001
                                           -----------------------------------
Goodwill ...........................            $3,493            $3,493
Favorable operating lease costs                  4,685             4,685
                                                ------------------------
                                                 8,178             8,178
Less accumulated amortization ......             5,393             5,042
                                                ------------------------
                                                $2,785            $3,136
                                                ========================
NOTE 6--ACCRUED EXPENSES

                                           November 2, 2002   November 3, 2001
                                           -----------------------------------
Payroll and payroll related expenses            $ 6,848            $ 7,211
Insurance ..........................                663              1,405
Sales, use and other taxes .........              1,243              1,294
Interest ...........................                122                 63
Employee benefits ..................              1,168              1,346
Occupancy costs ....................              1,445              2,179
Real estate taxes ..................                544                537
Other ..............................                545                619
                                                --------------------------
                                                $12,578            $14,654
                                                ==========================

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 7--LONG-TERM DEBT

Long-term debt consists of the following:

                                     November 2, 2002   November 3, 2001
                                     -----------------------------------
Revolving note .............            $13,380            $ 3,766
Term loan ..................             25,000              6,500
Capital expenditure facility                 --              7,306
Other notes payable ........              4,523              7,112
                                        --------------------------
                                         42,903             24,684
Less current portion .......              7,158              5,390
                                        --------------------------
                                        $35,745            $19,294
                                        ==========================

The Company has a revolving credit and term loan agreement which was amended and assigned to three financial institutions on January 7, 2000 and further amended on May 11, 2001 and August 7, 2001, January 25, 2002 and March 29, 2002. On September 26, 2002 the Credit Agreement was further amended and restated (as amended, the "Credit Agreement"). The Credit Agreement is collateralized by substantially all of the Company's assets, provides for a total commitment of $80,000,000 (previously $58,000,000) and matures December 31, 2007 (previously matured December 31, 2004). The Credit Agreement provides the Company with the option to convert portions of the debt to Eurodollar loans, as defined in the Credit Agreement, which have interest rates indexed to LIBOR. The Credit Agreement consists of a Revolving Note, a Term Loan and a Capital Expenditure Facility.

The Credit Agreement (a) increases the total amount available to the Company under the Revolving Note to $35,000,000 from $28,000,000, subject to the borrowing base limitation of 65% of eligible inventory; (b) increases the amount of permitted new indebtedness throughout the term of the Credit Agreement to more closely meet the Company's projected borrowing needs; (c) increases the amount of indebtedness attributable to capitalized lease obligations over the term of the Credit Agreement to more closely track new real estate lease obligations; (d) increases capital expenditures ("Capex") relating to New/Replacement Store Projects over the term of the Credit Agreement; (e) increases capital expenditures relating to Adjusted Capex over the term of the Credit Agreement; (f) restores amounts available under the Capex Facility to $20,000,000 from the $8,000,000 available prior to September 26, 2002 and extends the expiration date of the period during which the Company may borrow against the Capex Facility to December 31, 2004 from June 30, 2002. In addition the balance outstanding on the Capex Facility of $10,652,662 (the "Capex Loans"), which included $4,000,000 borrowed during fiscal 2002, was combined with the Term Loan; (g) the Term Loan was increased to $25,000,000 by combining the then outstanding Term Loan of $5,000,000 with the Capex Loans plus an additional funding amount of $9,347,338; (h) allows the Company to repurchase an additional $1,000,000 of its common stock subject to certain conditions and limitations, previously the Company was permitted and it utilized $5,600,000 (this amount was increased from $5,000,000 to $5,600,000 as part of the amendments dated January 25, 2002 and March 29, 2002) to repurchase its' common stock (see Note 12); (i) allows for loans to employees not to exceed $50,000 in the aggregate; (j) increases the interest rate on the Revolving Note from prime plus .50% or LIBOR plus 2.50% to prime plus 1.50% or LIBOR plus 3.25%, increases the interest rate on the Term Loan and Capex Facility from prime plus .75% or LIBOR plus 2.75% to prime plus 2.00% or LIBOR plus 3.75%; and (k) amends certain definitions. Other terms and conditions of the Credit Agreement previously reported upon by the Company have not been modified.

The Revolving Note has an overall availability of $35,000,000, not to exceed 65% of eligible inventory, and provides for availability of up to $4,500,000 for letters of credit. The Revolving Note bears interest at prime plus 1.50% or LIBOR plus 3.25%.

The Company had a letter of credit outstanding of $497,004 and $1,012,004 at November 2, 2002, and November 3, 2001, respectively. A commitment fee of .5% is charged on the unused portion of the Revolving Note. Available credit under the Revolving Note was $10,000,000 and $18,691,000 at November 2, 2002 and November 3, 2001. As of November 2, 2002 and November 3, 2001, $7,264,000 and $7,475,000
of cash receipts on hand or in transit were restricted for application against the Revolving Note balance.

                               2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The Term Loan is $25,000,000 and is payable in quarterly principal installments of $1,250,000 commencing January 1, 2003 through October 1, 2007 (prior to September 26, 2002, the Term Loan was payable in quarterly principal installments of $500,000). Interest is payable monthly at prime plus 2.00% or LIBOR plus 3.75%. At November 2, 2002, $22,500,000 was under a six month Eurodollar rate of 5.41% maturing April 2003 and $2,500,000 was under a one month Eurodollar rate of 5.55% maturing November 2002, of which $1,250,000 was renewed through February 2003 at 5.19%. At November 3, 2001, $6,000,000 of the Term Loan balance was under a one month Eurodollar rate of 5.39%.

The $20,000,000 Capital Expenditure Facility provides for a non-restoring commitment to fund equipment purchases for five new stores through December 31, 2004, with a maximum of $4,000,000 per store. Interest only is due monthly at prime plus 2.00% or LIBOR plus 3.75% for any amount utilized through December 31, 2004. Amounts borrowed through December 31, 2004 will be converted to a term loan with interest payable monthly at rates described above and fixed quarterly principal payments, commencing April 1, 2005, calculated on a seven-year amortization schedule. A balloon payment is due at December 31, 2007 for amounts outstanding on the term loans. A commitment fee of .75% is charged on the unused portion of the Capital Expenditure Facility. The Company had no amounts outstanding at November 2, 2002 and $7,306,000 outstanding as of November 3, 2001. At November 2, 2002 and November 3, 2001 the Company had $20,000,000 and $12,000,000 available, respectively, under this facility. At November 3, 2001, $7,000,000 of the Capital Expenditure facility was under a one month Eurodollar rate of 5.31%.

Subsequently, on November 27, 2002 the Company drew down $1,595,274 on the Capital Expenditure Facility.

The Agreement places restrictions on dividend payments and requires the maintenance of debt service coverage and leverage ratios and other financial ratios, as well as limitations on capital expenditures and new debt. For the year ended November 2, 2002, the Company exceeded the limit by which plan liabilities may exceed plan assets of its defined benefit plans (see Note 15), which was waived by the financial institutions.

The prime rate at November 2, 2002 and November 3, 2001 was 4.75% and 5.50%, respectively.

Other Notes Payable

Included in other notes payable are the following:

                                                                                                November 2, 2002  November 3, 2001
                                                                                                ----------------------------------
Note payable to a financing institution, maturing October 2004, payable at $56,000
  per month plus interest at 7.26%, collateralized by related equipment ....................          $1,330            $1,996
Note payable to a financing institution, maturing April 2005, payable at $46,000
  per month including interest at 7.44%, collateralized by related equipment ...............           1,204             1,642
Various equipment loans maturing through November 2004, payable at an aggregate monthly payment of $152,000 including interest at rates ranging from 5.79% to 9.02%,
  collateralized by various equipment                                                                  1,989             3,474
                                                                                                      ------------------------
Total other notes payable ..................................................................          $4,523            $7,112
                                                                                                      ========================

Aggregate maturities of long-term debt are as follows:

      Fiscal Year
      --------------------------------------------------------------------
      2003 ............................................            $ 7,158
      2004 ............................................              7,091
      2005 ............................................              5,274
      2006 ............................................              5,000
      2007 ............................................              5,000
      Thereafter ......................................             13,380

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 8--LONG-TERM DEBT, RELATED PARTY

As of November 2, 2002 and November 3, 2001, the Company was indebted for an investment in Wakefern in the amount of $1,315,000 and $2,212,000, respectively. The debt is non-interest bearing and payable in scheduled installments as follows:

    Fiscal Year
    ---------------------------------------------------------------------------
    2003 ................................................................  $629
    2004 ................................................................   341
    2005 ................................................................   182
    2006 ................................................................   107
    2007 ................................................................    56

NOTE 9--OTHER LONG-TERM LIABILITIES

                                            November 2, 2002   November 3, 2001
                                            -----------------------------------
   Deferred escalation rent ..........            $ 4,422            $ 4,652
   Minimum pension liability (Note 15)              5,119              3,399
   Postretirement benefit cost .......              2,393              1,965
   Other .............................                700                867
                                                  --------------------------
                                                  $12,634            $10,883
                                                  ==========================

NOTE 10--LONG-TERM LEASES

Capital Leases

                                            November 2, 2002   November 3, 2001
                                            -----------------------------------

   Real estate .......................           $69,867            $59,909
   Less accumulated amortization.....             16,029             12,922
                                                 --------------------------
                                                 $53,838            $46,987
                                                 ==========================

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments, as of November 2, 2002:

    Fiscal Year
    ----------------------------------------------------------------------
    2003 ............................................            $  7,311
    2004 ............................................               7,383
    2005 ............................................               7,496
    2006 ............................................               7,565
    2007 ............................................               7,320
    Thereafter ......................................             105,925
                                                                 --------
    Total minimum lease payments ....................             143,000
    Less amount representing interest ...............              78,254
                                                                 --------
    Present value of net minimum lease payments .....              64,746
    Less current maturities .........................               1,140
                                                                 --------
    Long-term maturities ............................            $ 63,606
                                                                 ========

                               2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Operating Leases

The Company is obligated under operating leases for rent payments expiring at various dates through 2028. Certain leases provide for the payment of additional rentals based on certain escalation clauses and seven leases require a further rental payment based on a percentage of the stores' annual sales in excess of a stipulated minimum. Percentage rent expense was $156,000, $268,000 and $264,000 for the fiscal years 2002, 2001 and 2000, respectively. Under the majority of the leases, the Company has the option to renew for additional terms at specified rentals.

Total rental expense for all operating leases consists of:

                         Fiscal 2002    Fiscal 2001    Fiscal 2000
                         -----------------------------------------
Land and buildings ..      $ 10,690       $ 11,020       $ 10,828
Less subleases ......        (3,147)        (3,089)        (2,641)
                           --------------------------------------
                           $  7,543       $  7,931       $  8,187
                           ======================================

The minimum rental commitments under all noncancellable operating leases reduced by income from noncancellable subleases at November 2, 2002, are as follows:

                                             Income from
                                            Noncancellable         Net Rental
 Fiscal Year           Land and Buildings      Subleases           Commitment
 -------------------------------------------------------------------------------
 2003 ..........            $ 11,202            $  2,415            $  8,787
 2004 ..........              10,979               1,954               9,025
 2005 ..........              10,887               1,482               9,405
 2006 ..........               9,513               1,102               8,411
 2007 ..........               8,618                 704               7,914
 Thereafter ....              78,280               1,139              77,141
                            ------------------------------------------------
                            $129,479            $  8,796            $120,683
                            ================================================

The Company is presently leasing one of its supermarkets, a garden center and liquor store from a partnership in which the Chairman of the Board has a controlling interest, at an annual aggregate rental of $744,000, $736,000 and $719,000 for the fiscal years 2002, 2001 and 2000, respectively.

NOTE 11--STOCK OPTION PLAN

On April 4, 2001, the Company's shareholders approved the Foodarama Supermarkets, Inc. 2001 Stock Incentive Plan (the "2001 Plan"). The 2001 Plan replaces the Foodarama Supermarkets, Inc. 1995 Stock Option Plan under which no options were granted.

The 2001 Plan provides for the issuance of up to 150,000 shares of Foodarama Supermarkets, Inc. Common Stock (subject to anti-dilution adjustment). On May 8, 2002 the Company's shareholders approved an amendment increasing the number of shares reserved for issuance under the 2001 Plan to 215,000 shares. The maximum number of shares of stock that may be covered by the awards granted to any one participant for the life of the 2001 Plan shall be equal to one-third of the shares reserved for issuance under the 2001 Plan (see Note 14).

The types of awards that the Administrator may grant under the 2001 Plan are stock options, stock appreciation rights, restricted and non-restricted stock awards, phantom stock, performance awards, other stock grants or any combination of these awards.

On August 8, 2001 (the "Grant Date"), the Company granted 107,500 shares as stock options and 11,000 shares in the form of Stock Performance Units (the "Units"). On September 12, 2002 (the "2002 Grant Date"), the Company granted an additional 3,800 shares in the form of Stock Performance Units. The Units represent deferred compensation based upon the increase or decrease in the market value of the Company's common stock during the grantee's employment.

The stock options consist of 50,000 shares granted to each of the Chairman of the Board and the President of the Company and vest quarterly from the grant date over a five-year period. The remaining 7,500 shares were granted to certain officers and elected board members of the Company and vest, per individual, 250 shares at the Grant Date and 250 shares each year thereafter for the next two to three years (see Note 14).

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The Units are payable in cash only, were granted to certain officers and senior management of the Company and vest, per individual, 250 units at the Grant Date and 250 units thereafter, for the next one to three years. Units granted at the 2002 Grant Date were granted to certain management and vest, per individual, between 200 and 250 units at the 2002 Grant Date with the remaining over the next year.

The term of the stock options and Units granted expire ten years after the grant date. The exercise price of the options and the market price of the Company's Common Stock at the date of grant were $19.60 and $36.50, respectively, for the options and Units granted on August 8, 2001. The exercise price and market price for the Units granted September 12, 2002 was $25.00. At the Grant Date, the Company recorded deferred compensation expense and a related adjustment to capital in excess of par of $1,817,000 relating to the stock options granted. For the years ended November 2, 2002 and November 3, 2001, the Company realized compensation expense relating to the stock option plan of $372,000 and $121,000, respectively. For the years ended November 2, 2002 and November 3, 2001, the Company realized compensation expense of $72,000 and $135,000, respectively, related to the Units granted, based on the market price of the Company's common stock of $27.00 at November 2, 2002 and $40.75 at November 3, 2001, respectively.

The following table summarizes stock option and Units activity:

                                                                Options Outstanding
                                  --------------------------------------------------------------------------------
                                              Stock Options                          Stock Performance Units
                                  -------------------------------------       ------------------------------------
                                                                                                                       Stock
                                                              Weighted                                   Weighted      Options
                                                Exercise       Average                      Exercise     Average      and Units
                                                  Price       Exercise                        Price      Exercise     Available
                                   Shares       Per Share       Price           Units       Per Share      Price      for Grant
                                  ----------------------------------------------------------------------------------------------
Balance October 28, 2000 ...            --             --            --            --             --            --            --
  Reserved .................                                                                                             150,000
  Granted ..................       107,500       $  19.60      $  19.60        11,000       $  19.60      $  19.60      (118,500)
  Exercised ................            --             --            --            --             --            --            --
                                  -------------------------------------       --------------------------------------------------
Outstanding November 3, 2001       107,500          19.60         19.60        11,000          19.60         19.60        31,500
                                  -------------------------------------       --------------------------------------------------
  Additional shares reserved                                                                                              65,000
  Granted ..................            --             --            --         3,800          25.00         25.00        (3,800)
  Exercised ................        (1,000)         19.60         19.60        (8,000)         19.60         19.60
                                  -------------------------------------       --------------------------------------------------
                                                                                           $19.60 to
Outstanding November 2, 2002       106,500       $  19.60      $  19.60         6,800         $25.00      $  22.62        92,700
                                  =====================================       ==================================================
Options exercisable at:
  October 28, 2000 .........            --             --            --            --             --            --
  November 3, 2001 .........         2,000       $  19.60      $  19.60         4,750       $  19.60      $  19.60
                                                                                           $19.60 to
  November 2, 2002 .........        23,000       $  19.60      $  19.60         2,900         $25.00      $  22.62

Following is a summary of the status of stock options outstanding at November 2, 2002:

                                                                Outstanding Options                          Exercisable Options
                                                     -------------------------------------------------    ------------------------

                                                                  Weighted Average
                                                                     Remaining        Weighted Average            Weighted Average
Exercise Price                                        Number      Contractual Life      Exercise Price    Number    Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
       $19.60.....................................   106,500          8.75 years             $19.60       23,000        $19.60

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at $22.93 on the date of grant using the Black-Scholes option-pricing model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                               2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The following weighted-average assumptions were used for the year ended November 3, 2001:

Risk-free interest rate ..................................               5.0%
Expected volatility ......................................              40.2%
Dividend yield ...........................................                 0%
Expected life ............................................            5 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                    Fiscal 2002                   Fiscal 2001                  Fiscal 2000
                            ------------------------      ------------------------      ------------------------
                            As reported    Pro forma      As reported    Pro forma      As reported    Pro forma
                            ------------------------      ------------------------      ------------------------
Net income ...........      $   3,240      $   3,161      $   3,938      $   3,915      $   2,382      $   2,382
Earnings per share
  Basic ..............      $    3.16      $    3.09      $    3.54      $    3.52      $    2.13      $    2.13
  Diluted ............      $    3.01      $    2.94      $    3.50      $    3.48      $    2.13      $    2.13

NOTE 12--SHAREHOLDERS' EQUITY

On May 11, 2001, the Board of Directors authorized the Company to repurchase, in either open market or private transactions, up to $3,000,000 of its common stock. During the fiscal year ended November 2, 2002 the Board of Directors increased the authorized amount of common stock the Company could repurchase to $5,600,000. The Company repurchased 102,853 and 29,070 shares of its common stock at an aggregate cost of $4,523,670 and $1,067,927 for the years ended November 2, 2002 and November 3, 2001, respectively. During the fiscal year ended November 2, 2002 the Company issued 1,000 shares of common stock due to the exercise of stock options, in accordance with the provisions of its 2001 Stock Incentive Plan (see Note 11).

NOTE 13--INCOME TAXES

The income tax provisions consist of the following:

                                         Fiscal 2002  Fiscal 2001   Fiscal 2000
                                        ---------------------------------------
Federal
  Current .............................    $ 1,035      $ 2,247       $ 1,621
  Deferred ............................        688         (212)         (411)
State and local
  Current .............................        181          518           541
  Deferred ............................        258           73          (163)
                                           ----------------------------------
                                           $ 2,162      $ 2,626       $ 1,588
                                           ==================================

The following tabulations reconcile the federal statutory tax rate to the effective rate:

                                                                   Fiscal 2002   Fiscal 2001   Fiscal 2000
                                                                   ---------------------------------------
Tax provision at the statutory rate ...........................        34.0%         34.0%         34.0%
State and local income tax provision, net of federal income tax         5.9%          5.9%          5.9%
Goodwill amortization not deductible for tax purposes .........          .9%          1.0%          1.3%
Tax credits ...................................................         (.3)%         (.2)%         (.7)%
Adjustment to prior years tax provision .......................        (2.9)%          .5%         (1.0)%
Other .........................................................         2.4%         (1.2)%          .5%
                                                                       --------------------------------
Actual tax provision ..........................................        40.0%         40.0%         40.0%
                                                                       ================================

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Net deferred tax assets and liabilities consist of the following:

                                                        November 2, 2002    November 3, 2001
                                                        ----------------    ----------------
Current deferred tax assets
  Deferred revenue and gains on sale/leaseback ..            $   144             $   230
  Allowances for uncollectible receivables ......                293                 461
  Inventory capitalization ......................                 11                   9
  Closed store reserves .........................                279                 430
  Vacation accrual ..............................                669                 433
  Accrued post-employment .......................                162                 159
  Accrued post-retirement .......................                969                 796
  Other .........................................                 37                  37
                                                             ---------------------------
                                                               2,564               2,555
                                                             ---------------------------
Current deferred tax liabilities
  Prepaids ......................................               (326)               (280)
  Patronage dividend receivable .................             (2,603)             (2,278)
  Accelerated real estate taxes .................               (217)               (212)
  Prepaid pension ...............................               (851)               (864)
                                                             ---------------------------
                                                              (3,997)             (3,634)
                                                             ---------------------------
Current deferred tax liability ..................            $(1,433)            $(1,079)
                                                             ===========================
Noncurrent deferred tax assets
  Lease obligations .............................            $ 4,348             $ 3,558
  Minimum pension liability .....................              1,931               1,280
  Stock options and deferred compensation .......                207                 104
  State loss carryforward .......................                 85                  72
                                                             ---------------------------
                                                               6,571               5,014
Valuation allowance .............................                (85)                (72)
                                                             ---------------------------
                                                               6,486               4,942
                                                             ---------------------------
Noncurrent deferred tax liabilities
  Depreciation ..................................             (6,529)             (5,453)
  Pension obligations ...........................               (750)               (341)
  Other .........................................               (349)               (349)
                                                             ---------------------------
                                                              (7,628)             (6,143)
                                                             ---------------------------
Noncurrent deferred tax liability ...............            $(1,142)            $(1,201)
                                                             ===========================

At November 2, 2002 and November 3, 2001, Minimum pension liability of $1,931,000 and $1,280,000, respectively, was charged against accumulated other comprehensive income (see Note 15).

State loss carryforwards of approximately $860,000 expire through October 2011.

                               2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

During the fiscal year 2002, the Business Tax Reform Act was passed in the State of New Jersey. This legislation is effective for tax years beginning on or after January 1, 2002 (Fiscal 2003). Taxpayers would pay an "Alternative Minimum Assessment" ("AMA"), which would be based upon either New Jersey Gross Receipts or New Jersey Gross Profits, if the AMA exceeds the tax based on net income. An election must be made in the first year to use either the Gross Profits or Gross Receipts method and must be kept in place for five years, at which time the election may be changed. The Company is evaluating the impact that this legislation will have on its results of operations, financial position and cash flow for fiscal 2003.

NOTE 14--COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in various legal actions and claims arising in the ordinary course of business. Management believes that the outcome of any such litigation and claims will not have a material effect on the Company's financial position or results of operations.

Shareholder Lawsuit

On March 27, 2002, certain shareholders (the "Plaintiffs") filed a derivative action against the Company, as nominal defendant, and against all five members of the Board of Directors (together, the "Defendants"), in their capacities as directors and/or officers of the Company. The lawsuit alleges that the Defendants breached their fiduciary duties to the Company and its shareholders and sought to "enrich and entrench themselves at the shareholders' expense" through their previous recommendation, implementation and administration of the 2001 Stock Incentive Plan (the "2001 Plan"), which was approved by the Company's shareholders on April 4, 2001, and by proposing an amendment to the 2001 Plan to increase the number of shares of Common Stock available for issuance by 65,000 shares and an amendment to the Company's amended and restated certificate of incorporation (the "Certificate of Incorporation") to create a classified Board of Directors consisting of five classes of directors, with only one class standing for election in any year for a five-year term. The shareholders of the Company approved the amendments to the 2001 Plan and the Certificate of Incorporation on May 8, 2002 (see Note 11).

The parties to the litigation have tentatively agreed on a settlement proposal, subject to, among other things, approval by the Court and by the Company's director and officer liability insurance carrier. Pursuant to the terms of the proposed settlement, 1) the Company's five-year classified board will be eliminated and the Defendants will agree not to submit any proposal to the shareholders of the Company in connection with the implementation of a classified board for five years from the date of final approval of the settlement; 2) the 2001 Plan will be amended so that the maximum number of shares that can be awarded to any individual thereunder shall be 50,000; and 3) the 2001 Plan will be amended to require that the exercise price of any options or other stock based compensation granted thereunder following the date of final approval of the settlement shall be equal to the closing market price of the Company's stock on the date of grant. In addition, the Chairman and Chief Executive Officer of the Company, will return to the Company 10,000 stock options previously awarded to him under the 2001 Plan. The Plaintiffs have also informed the Defendants that they intend to seek an award of attorney's fees, however, it is not possible to predict at this time the amount of fees that may be awarded.

Commitments

At November 2, 2002 the Company had capital commitments (net of landlord contributions) of $5,268,000 for leasehold improvements and $15,443,000 for equipment.

Guarantees

The Company remains contingently liable under leases assumed by third parties. As of November 2, 2002, the minimum annual rental under these leases amounted to approximately $1,697,000 expiring at various dates through 2011. The Company has not experienced and does not anticipate any material nonperformance by such third parties.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 15--RETIREMENT AND BENEFIT PLANS

Defined Benefit Plans

The Company sponsors two defined benefit pension plans covering administrative personnel and members of a union. Employees covered under the administrative pension plan earned benefits based upon a percentage of annual compensation and could make voluntary contributions to the plan. Employees covered under the union pension benefit plan earn benefits based on a fixed amount for each year of service. The Company's funding policy is to pay at least the minimum contribution required by the Employee Retirement Income Security Act of 1974. The plans' assets consist primarily of publicly traded stocks and fixed income securities. As of November 2, 2002, and November 3, 2001, the plans' assets included common stock of the Company with a fair value of $1,004,000 and $1,516,000, respectively.

A summary of the plans' funded status and the amounts recognized in the consolidated balance sheets as of November 2, 2002 and November 3, 2001 follows:

                                                                             November 2, 2002    November 3, 2001
                                                                             ----------------    ----------------
hange in benefit obligation
  Benefit obligation--beginning of year ..............................            $(7,178)            $(5,772)
  Service cost .......................................................                (94)                (63)
  Interest cost ......................................................               (511)               (454)
  Actuarial gain (loss) ..............................................               (625)             (1,517)
  Benefits paid ......................................................                601                 628
                                                                                  ---------------------------
  Benefit obligation--end of year ....................................             (7,807)             (7,178)
                                                                                  ---------------------------
Change in plan assets
  Fair value of plan assets--beginning of year .......................              5,913               6,174
  Actual return (loss) on plan assets ................................               (995)                145
  Employer contributions .............................................                675                 402
  Benefits paid ......................................................               (601)               (628)
  Administrative expense .............................................               (204)               (180)
                                                                                  ---------------------------
  Fair value of plan assets--end of year .............................              4,788               5,913
                                                                                  ---------------------------
Funded status ........................................................             (3,019)             (1,265)
Unrecognized prior service cost ......................................                292                 199
Unrecognized net loss from past experience different from that assumed              4,827               3,205
Unrecognized transition asset ........................................                 --                  (5)
Adjustment required to recognize minimum liability ...................             (5,119)             (3,399)
                                                                                  ---------------------------
Accrued pension cost .................................................            $(3,019)            $(1,265)
                                                                                  ===========================

Pension expense consists of the following:

                                                                   Fiscal 2002       Fiscal 2001       Fiscal 2000
                                                                   -----------------------------------------------
Service cost--benefits earned during the period ..........            $  94             $  63             $  63
Interest expense on benefit obligation ...................              511               454               449
Expected return on plan assets ...........................             (475)             (488)             (506)
Settlement (gain) loss recognized ........................              350                --                --
Amortization of prior service costs ......................               37                37                37
Amortization of unrecognized net loss (gain) .............              197                67                 8
Amortization of unrecognized transition obligation (asset)               (5)               (5)               (5)
                                                                      ------------------------------------------
Total pension expense ....................................            $ 709             $ 128             $  46
                                                                      =========================================

                               2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The discount rate used in determining the actuarial present value of the projected benefit obligation ranged from 7.00% to 7.25% at November 2, 2002, and 7.25% to 8.00% at November 3, 2001. The expected long-term rate of return on plan assets was 8% at November 2, 2002 and November 3, 2001.

On September 30, 1997, the Company adopted an amendment to freeze all future benefit accruals relating to the plan covering administrative personnel. A curtailment gain of $55,000 was recorded related to this amendment.

At November 2, 2002 and November 3, 2001, the accumulated benefit obligation exceeded the fair value of the plans' assets in both defined benefit plans. The provisions of Statement of Financial Accounting Standards No. 87 ("SFAS 87"), "Employers' Accounting for Pensions," require recognition in the balance sheet of an additional minimum liability and related intangible asset for pension plans with accumulated benefits in excess of plan assets; any portion of such additional liability which is in excess of the plan's prior service cost is reflected as a direct charge to equity, net of related tax benefit. Accordingly, at November 2, 2002 and November 3, 2001, a liability of $5,119,000 and $3,399,000, respectively, was included in other long-term liabilities, an intangible asset equal to the prior service cost of $292,000 and $199,000, respectively, is included in other assets, and a charge of $2,896,000 and $1,920,000 net of deferred taxes of $1,931,000 and $1,280,000, respectively, is reflected as a minimum pension liability in shareholders' equity in the Consolidated Balance Sheet.

Multi-Employer Plans

Health, welfare, and retirement expense was approximately $13,240,000 in fiscal 2002, $10,440,000 in fiscal 2001 and $9,155,000 in fiscal 2000, under plans covering union employees. Such plans are administered through the unions involved. Under federal legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. The Company participates in a number of these pension plans and may have a potential obligation as a participant. The information required to determine the total amount of this contingent obligation as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. However, the Company has no present intention of withdrawing from any of these plans, nor has the Company been informed that there is any intention to terminate such plans.

401(k)/Profit Sharing Plan

The Company maintains an employee 401(k) Savings Plan (the "Plan") for all qualified non-union employees. Employees are eligible to participate in the Plan after completing one year of service (1,000 hours) and attaining age 21. Employee contributions are discretionary to a maximum of 30% of compensation, to a maximum of $11,000. The Company matches 25% of the employees' contributions up to 6% of employee compensation. The Company has the right to make additional discretionary contributions, which are allocated to each eligible employee in proportion to their eligible compensation, which was 2% for fiscal years 2002, 2001 and 2000. 401(k) expense for the fiscal years 2002, 2001 and 2000 was approximately $630,000, $607,000 and $507,000, respectively.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 16--OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

Postretirement Benefits

The Company will provide certain current officers and provides former officers with supplemental income payments and limited medical benefits during retirement. The Company recorded an estimate of deferred compensation payments to be made to the officers based on their anticipated period of active employment and the relevant actuarial assumptions at November 2, 2002 and November 3, 2001, respectively.

A summary of the plan's funded status and the amounts recognized in the balance sheets as of November 2, 2002 and November 3, 2001, follows:

                                                                             November 2, 2002    November 3, 2001
                                                                             ----------------    ----------------
Change in benefit obligation
  Benefit obligation--beginning of year ..............................            $(3,380)            $(2,630)
  Service cost .......................................................               (106)               (103)
  Interest cost ......................................................               (238)               (214)
  Actuarial gain (loss) ..............................................               (979)               (480)
  Benefits paid ......................................................                 47                  47
                                                                                  ---------------------------
  Benefit obligation--end of year ....................................             (4,656)             (3,380)
                                                                                  ---------------------------
Change in plan assets
  Fair value of plan assets--beginning of year .......................                 --                  --
  Actual return on plan assets .......................................                 --                  --
  Employer contributions .............................................                 47                  47
  Benefits paid ......................................................                (47)                (47)
                                                                                  ---------------------------
  Fair value of plan assets--end of year .............................                 --                  --
                                                                                  ---------------------------
Funded status ........................................................             (4,656)             (3,380)
Unrecognized prior service cost ......................................                113                 137
Unrecognized net loss from past experience different from that assumed              2,150               1,278
                                                                                  ---------------------------
Accrued postretirement benefit cost ..................................            $(2,393)            $(1,965)
                                                                                  ===========================

Net postretirement benefit expense consists of the following:

                                                                  Fiscal 2002     Fiscal 2001     Fiscal 2000
                                                                  -------------------------------------------
Service cost--benefits earned during the period ..........            $106            $103            $ 89
Interest expense on benefit obligation ...................             238             214             174
Expected return on plan assets ...........................              --              --              --
Amortization of prior service costs ......................              23              23               2
Amortization of unrecognized net loss (gain) .............             108              92             149
Amortization of unrecognized transition obligation (asset)              --              --              --
                                                                      ------------------------------------
Postretirement benefit expense ...........................            $475            $432            $414
                                                                      ====================================

The assumed discount rate used in determining the postretirement benefit obligation was 7.25% and 8% as of November 2, 2002 and November 3, 2001, respectively. The weighted average rate of compensation increase was 5.50% at November 2, 2002 and 4% at November 3, 2001.

Postemployment Benefits

Under SFAS No. 112, the Company is required to accrue the expected cost of providing postemployment benefits, primarily short-term disability payments, over the working careers of its employees.

The accrued liability under SFAS No. 112 as of November 2, 2002 and November 3, 2001 was $399,000 and $393,000, respectively.

                               2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 17--EARNINGS PER SHARE

                                                                       Fiscal 2002     Fiscal 2001     Fiscal 2000
                                                                       -------------------------------------------
Basic EPS
  Net income available to common shareholders ....................      $    3,240      $    3,938      $    2,382
                                                                        ==========================================
  Weighted average shares outstanding ............................       1,024,235       1,111,727       1,117,290
                                                                        ------------------------------------------
  Per share amount ...............................................      $     3.16      $     3.54      $     2.13
                                                                        ==========================================
Effect of Dilutive Securities
  Stock Options--Incremental Shares ..............................          51,795          12,465              --
                                                                        ==========================================
Dilutive EPS
  Weighted average shares outstanding including incremental shares       1,076,030       1,124,192       1,117,290
                                                                        ------------------------------------------
  Per share amount ...............................................      $     3.01      $     3.50      $     2.13
                                                                        ==========================================

NOTE 18--NONCASH INVESTING AND FINANCING ACTIVITIES

During fiscal 2002 and 2001, the Company retired property and equipment with an original cost of $37,000 and $2,173,000 and accumulated depreciation of $33,000 and $2,109,000, respectively.

During fiscal 2002, the Company reclassed $4,584,000 of construction in progress to leasehold improvements and equipment. During fiscal 2000, the Company reclassed $1,911,000 of construction in progress to leasehold improvements and equipment.

At November 2, 2002, the Company had an additional minimum pension liability of $5,119,000, a related intangible asset of $292,000 and a direct charge to equity of $2,896,000, net of deferred taxes of $1,931,000. At November 3, 2001, the Company had an additional minimum pension liability of $3,399,000, a related intangible asset of $199,000 and a direct charge to equity of $1,920,000, net of deferred taxes of $1,280,000.

During fiscal 2001, the Company recorded an increase in capital in excess of par and deferred compensation expense of $1,817,000 in accordance with its stock option plan.

During fiscal 2002 and 2000, capital lease obligations of $9,958,000 and $21,691,000, were incurred when the Company entered into leases for one and two new stores, respectively.

During fiscal 2002, $10,653,000 of outstanding Capital Expenditure loans were combined into the Company's Term loan.

During fiscal 2000, the required investment in Wakefern increased from a maximum per store of $500,000 to $550,000. This resulted in an increase of $1,039,000 in the investment and obligations due Wakefern.

The Company was required to make an additional investment in Wakefern of $500,000 and $103,000 for a new store and a replacement store, respectively, which opened during fiscal 2000. In conjunction with the investment, liabilities were assumed for the same amount.

During fiscal 2000, the Company was required to invest an additional $124,000 in Insure-Rite, Ltd. In conjunction with the investment, liabilities were assumed for the same amount.

During fiscal 2000 the Company financed equipment purchased for $1,527,000.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 19--UNAUDITED SUMMARIZED CONSOLIDATED QUARTERLY INFORMATION

Summarized quarterly information for the years ended November 2, 2002 and November 3, 2001 was as follows:

                                                          Thirteen Weeks Ended
                               ----------------------------------------------------------------------
                               February 2, 2002       May 4, 2002    August 3, 2002  November 2, 2002
                               ----------------------------------------------------------------------
Sales .......................          $252,027          $235,236          $241,544          $234,804
Gross profit ................            63,392            58,883            62,289            60,527
Net income ..................             1,267               183             1,203               587
Earnings available per share:
  Basic .....................              1.17               .18              1.22               .59
  Diluted ...................              1.12               .17              1.15               .57

                                                                                      Fourteen Weeks
                                                 Thirteen Weeks Ended                      Ended
                               ----------------------------------------------------  ----------------
                               January 27, 2001    April 28, 2001     July 28, 2001  November 3, 2001
                               ----------------------------------------------------------------------
Sales .......................          $238,594          $223,926          $233,052          $249,729
Gross profit ................            57,829            55,625            58,356            62,399
Net income ..................             1,168               963             1,044               763
Earnings available per share:
  Basic .....................              1.05               .86               .94               .69
  Diluted ...................              1.05               .86               .94               .66

Dilutive earnings per share amounts by quarter do not equal dilutive earnings per share amounts for the year ended November 3, 2001 due to the stock option plan being adopted in the fourth quarter.

NOTE 20--SUBSEQUENT EVENTS

On December 4, 2002, the Company opened a new store in Woodbridge, New Jersey. This store replaced an existing store at the same location. On January 8, 2003 the Company opened a new store in Ewing, New Jersey. Capital lease obligations of $20,068,000 were incurred relating to these new stores, as well as an increase in property under capitalized leases in the same amount.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Foodarama Supermarkets, Inc.
Howell, New Jersey

We have audited the accompanying consolidated balance sheets of Foodarama Supermarkets, Inc. and Subsidiaries as of November 2, 2002 and November 3, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended November 2, 2002, November 3, 2001 and October 28, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Foodarama Supermarkets, Inc. and Subsidiaries as of November 2, 2002 and November 3, 2001, and the results of their operations and their cash flows for the fiscal years ended November 2, 2002, November 3, 2001 and October 28, 2000 in conformity with accounting principles generally accepted in the United States of America.


                                        /s/ AMPER, POLITZINER & MATTIA, P.C.

                                            AMPER, POLITZINER & MATTIA, P.C.

January 21, 2003
Edison, New Jersey

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                     This page was intentionally left blank


                                       32